Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 2, 2011

VIA EDGAR &
OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Sonia Barros, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc. Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to Registration Statement on Form S-11 Filed May 2, 2011 File No. 333-163069

Dear Ms. Barros:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 28, 2011 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended, which was declared effective by the Commission on September 2, 2010, and which has been subsequently amended by Post-Effective Amendment No. 1 to the Registration Statement filed by the Company with the Commission on March 2, 2011, which was declared effective by the Commission on March 4, 2011, and Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 filed by the Company with the Commission on April 26, 2011 (“Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2”).  Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

May 2, 2011

General

1.
Please provide disclosure about the relationship between the offering price and your net tangible book value pet share as of December 31, 2010.  Refer to Item 506 of Regulation S-K. Please provide similar disclosure in your future Exchange Act periodic filings.

We advise the Staff that the prospectus supplement has been revised to disclose the relationship between the offering price and the Company’s net tangible book value per share as of December 31, 2010.  The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

2.	Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception in the supplement.

We advise the Staff that the prospectus supplement has been revised to disclose the cumulative amount of distributions paid since inception as compared to the cumulative amount of FFO since inception and the cumulative amount of earnings since inception.

Real Estate Investment Summary, page S-3

3.
Please disclose capitalization rates for your recent acquisitions.  Please disclose how you calculate the capitalization rate, including how you calculate net operating income for these purposes.  Please provide similar disclosure in your future Exchange Act periodic reports.

We advise the Staff that the prospectus supplement has been revised to disclose the capitalization rates for the Company’s recent acquisitions.  In addition, the disclosure describes how the Company calculated the capitalization rate as annualized rental income divided by base purchase price.  This definition of annualized rental income is disclosed in the footnotes to the table.  We will no longer use net operating income, a non-GAAP measure, to calculate capitalization rates.  The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

May 2, 2011

4.
We note your disclosure of annualized rental income on page S-3.  Please tell us whether you accounted for tenant concessions, such as free rent, with respect to annualized rental income.  To the extent you did not account for such tenant concessions, please revise your disclosure to provide disclosure of effective rent which has been reduced by such tenant concessions. Please also provide disclosure of average effective annualized base rent per square foot for your properties.  Please provide similar disclosure in your future Exchange Act periodic reports.

We advise the Staff that the Company’s disclosure accounts for tenant concessions with respect to annualized rental income.  In addition, the Company has incorporated disclosure into the prospectus supplement relating to the average effective annualized base rent per square foot for the Company’s properties.  The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

Status of Distributions, page S-8

5.
We note your disclosure that as of March 31, 2011, cash used to pay distributions was primarily generated from property operating results, a contribution from your advisor and the sale of shares of common stock and Series A convertible preferred stock.  Your disclosure on page 44 of your Form 10-K, however, indicates that all of your distributions paid in 2010 were sourced from offering proceeds and that none were sourced from cash flow from operations.  Please revise your disclosure in the supplement accordingly and revise to include the distribution table provided in your Form 10-K on page 44.

We advise the Staff that the prospectus supplement has been revised to disclose that all distributions paid in 2010 were sourced from offering proceeds and that none were sourced from cash flow from operations.  In addition, we advise the Staff that the prospectus supplement has been revised to include the distribution table provided on page 45 of the Company’s Form 10-K.

May 2, 2011

Prospectus dated September 2, 2010
Funds from Operations, page 125

6.
Please revise this section to more clearly explain how MFFO is useful to an investor.  To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering and acquisition stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy.  Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure.  Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the offering and acquisition stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Please note that the Company has included in its prospectus supplement disclosure revising the prospectus dated September 2, 2010 in order to:  (a) more clearly explain how MFFO is useful to an investor, (b) explain that MFFO is not a historical performance measure, (c) disclose in detail the limits of MFFO’s usefulness and (d) clearly separate the usefulness to investors discussion from the discussion of the usefulness to management.

Form 10-K
Distributions, page 43

7.	Please tell us how you intend to revise your discussion of MFFO in your future Exchange Act periodic reports in response to our comment above.

We advise the Staff that the Company intends to revise its discussion of MFFO in its future Exchange Act period reports as described in the comment above in order to address the Staff’s concerns.

8.	MFFO is not indicative of cash flow available to fund cash needs and is not an indication of your liquidity. Please tell us why you have included a discussion of MFFO in your distributions section.

We advise the Staff that the Company has included a discussion of MFFO in its distribution section of the Form 10-K because the Company believes that MFFO may provide investors with a useful indication of its future performance and its sustainability of its distribution policy.  However, because MFFO excludes the acquisition costs, which are an important component in an analysis of the historical performance of an asset, MFFO should not be construed as a historical performance measure.  In future Exchange Act periodic reports, that fact will be emphasized.

May 2, 2011

9.
We note that you have excluded acquisition costs in arriving at MFFO, which may have reduced the value of the shares offered.  Please tell us why it is appropriate to present cumulative MFFO in relation to your cumulative distributions.

We advise the Staff that the Company excluded acquisition costs in arriving at MFFO in its Form 10-K because MFFO is a metric used by management to evaluate sustainable performance and distribution policy.  In evaluating the performance of the Company’s portfolio over time, the Company’s management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses.  The Company’s management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analyses used by management, and provides investors a view of the performance of the Company’s portfolio over time, including after the time the Company ceases to acquire properties on a frequent and regular basis.  MFFO may provide investors with a useful indication of the Company’s future performance, particularly after its acquisition stage, and of the sustainability of the Company’s distribution policy.  The Company believes that comparing cumulative MFFO to cumulative distributions provides investors with a better understanding of the cumulative performance of the underlying properties.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to Peter Fass at (212) 969-3445.

Yours very truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.